UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

DEER CONSUMER PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

24379J200

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24379J200	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Futmon Holding, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

1. Includes 2,000,000 shares of common stock and 600,000 shares of common stock issuable upon exercise of warrants, both amounts adjusted for the Issuer’s 2-for-1 forward stock split effective October 5, 2009.
2. Calculated in accordance with Rule 13d-3 based on 33,231,748 outstanding common shares, consisting of 32,631,748 outstanding shares of the Issuer as of January 12, 2010 and the 600,000 shares of common stock represented by the warrants beneficially owned by the Reporting Person.

CUSIP No. 24379J200	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Dogan Erbek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Turkey

	5	SOLE VOTING POWER

NUMBER OF		2,600,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,600,000(1)

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership disclaimed pursuant to Rule 13d-4.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Beneficial ownership disclaimed pursuant to Rule 13d-4.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1. Includes 2,000,000 shares of common stock and 600,000 shares of common stock issuable upon exercise of warrants, both amounts adjusted for the Issuer’s 2-for-1 forward stock split effective October 5, 2009.

CUSIP No. 24379J200	13G	Page of 4 of 8

Item 1.
(a) Name of Issuer:

Deer Consumer Products, Inc.

(b) Address of Issuer’s Principal Executive Offices:

Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057

Item 2.

(a) Name of Person Filing:

1.	Futmon Holding, Inc.
2.	Dogan Erbek

(b) Address of Principal Business Office or, if none, Residence:

1. Futmon Holding, Inc., Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, BVI
2. Dogan Erbek, 23 Ferdinand-Hodler, 1207 Geneva, Switzerland

(c) Citizenship:

1.	Futmon Holding, Inc.: British Virgin Islands
2.	Dogan Erbek: Turkey

(d) Title of Class of Securities:

Common Stock, $0.001 par value

(e) CUSIP Number:

24379J200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)     ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)     ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)     ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)     ☐ Investment company registered under Section 8 of the Investment Company Act;

(e)     ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)      ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)     ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)     ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)      ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)      ☑ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)     ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Adviser

CUSIP No. 24379J200	13G	Page of 5 of 8

Item 4.	Ownership:

(a) Amount beneficially owned:

1.	Futmon Holding, Inc.: 2,600,000(1)
2.	Dogan Erbek: Beneficial ownership disclaimed pursuant to Rule 13d-4.

(b) Percent of Class:

1.	Futmon Holding, Inc.: 7.8%(2)
2.	Dogan Erbek: Beneficial ownership disclaimed pursuant to Rule 13d-4.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

1.	Futmon Holding, Inc.: 0
2.	Dogan Erbek: 2,600,000(1)

(ii) shared power to vote or direct the vote:

1.	Futmon Holding, Inc.: 0
2.	Dogan Erbek: 0

(iii) sole power to dispose or to direct the disposition of:

1.	Futmon Holding, Inc.: 0
2.	Dogan Erbek: 2,600,000(1)

(iv) shared power to dispose or to direct the disposition of:

1.	Futmon Holding, Inc.: 0
2.	Dogan Erbek: 0

1.
Includes 2,000,000 shares of common stock and 600,000 shares of common stock issuable upon exercise of warrants held by Futmon Holding, Inc. Mr. Erbek, as Proxy Holder for Futmon Holding, Inc., has sole investment and voting power of the securities of the Issuer held by Futmon Holding, Inc. and, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, disclaims beneficial ownership of the securities of the Issuer held by Futmon Holding, Inc. These share amounts have been adjusted to account for the Issuer’s 2-for-1 forward stock split effective October 5, 2009.

2.
Calculated in accordance with Rule 13d-3 based on 33,231,748 outstanding common shares, consisting of 32,631,748 outstanding shares of the Issuer as of January 12, 2010 and the 600,000 shares of common stock represented by the warrants beneficially owned by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP No. 24379J200	13G	Page of 6 of 8

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

FUTMON HOLDING, INC.

By:	/s/ Dogan Erbek
Name:	Dogan Erbek
Title:	Proxy Holder

DOGAN ERBEK

By:	/s/ Dogan Erbek
Name:	Dogan Erbek

CUSIP No. 24379J200	13G	Page of 7 of 8

LIST OF EXHIBITS

Exhibit	Description

Exhibit A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001, of Deer Consumer Products, Inc., a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 12, 2010.

FUTMON HOLDING, INC.

By:	/s/ Dogan Erbek
Name:	Dogan Erbek
Title:	Proxy Holder

DOGAN ERBEK

By:	/s/ Dogan Erbek
Name:	Dogan Erbek